UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1. Quarterly Report for the Third Quarter of the 142nd Fiscal Year filed on February 9, 2011
On February 9, 2011, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the nine months period ended December 31, 2010 and the three months period ended December 31, 2010.
Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated January 27, 2011, a copy of which was submitted under cover of Form 6-K on January 28, 2011 by the registrant.
Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the nine months period ended December 31, 2010 and the three months period ended December 31, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)
Date: February 10, 2011	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]
Consolidated Balance Sheets (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
December 31, 2010 and March 31, 2010

	December 31, 2010		March 31, 2010
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Assets
Current assets
Cash and cash equivalents	¥84,353		¥82,429
Time deposits	606		1,132
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥13,725 million at December 31, 2010 and ¥14,941 million at March 31, 2010	442,298		447,693
Inventories (Note 3)	458,105		396,416
Deferred income taxes and other current assets (Notes 8, 9 and 10)	127,099		112,451

Total current assets	1,112,461	55.6	1,040,121	53.1

Long-term trade receivables	157,681	7.9	150,972	7.7

Investments
Investments in and advances to affiliated companies	24,689		24,002
Investment securities (Notes 4, 9 and 10)	57,579		60,467
Other	2,979		2,399

Total investments	85,247	4.3	86,868	4.4

Property, plant and equipment—less accumulated depreciation of ¥633,806 million at December 31, 2010 and ¥631,973 million at March 31, 2010	510,619	25.5	525,100	26.8

Goodwill	28,934	1.4	29,570	1.5

Other intangible assets	56,931	2.9	61,729	3.2

Deferred income taxes and other assets (Notes 8, 9 and 10)	48,073	2.4	64,695	3.3

	¥1,999,946	100.0	¥1,959,055	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

	December 31, 2010		March 31, 2010
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥111,555		¥123,438
Current maturities of long-term debt (Notes 9 and 10)	99,599		105,956
Trade notes, bills and accounts payable	279,014		207,024
Income taxes payable	20,388		22,004
Deferred income taxes and other current liabilities (Notes 8, 9 and 10)	183,801		183,324

Total current liabilities	694,357	34.7	641,746	32.7

Long-term liabilities
Long-term debt (Notes 9 and 10)	329,857		356,985
Liability for pension and retirement benefits	41,653		46,354
Deferred income taxes and other liabilities (Notes 8, 9 and 10)	35,067		37,171

Total long-term liabilities	406,577	20.3	440,510	22.5

Total liabilities	1,100,934	55.0	1,082,256	55.2

Commitments and contingent liabilities (Note 7)	—		—

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at December 31, 2010 and at March 31, 2010
Issued 998,744,060 shares at December 31, 2010 and at March 31, 2010	67,870		67,870
Outstanding 967,784,233 shares at December 31, 2010 and 968,039,976 shares at March 31, 2010
Capital surplus	140,561		140,421
Retained earnings:
Appropriated for legal reserve	33,243		31,983
Unappropriated	798,274		724,090
Accumulated other comprehensive income (loss) (Note 4)	(151,154)		(95,634)
Treasury stock at cost, 30,959,827 shares at December 31, 2010 and 30,704,084 shares at March 31, 2010	(35,268)		(34,755)

Total Komatsu Ltd. shareholders’ equity	853,526	42.7	833,975	42.6

Noncontrolling interests	45,486	2.3	42,824	2.2

Total equity	899,012	45.0	876,799	44.8

	¥1,999,946	100.0	¥1,959,055	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statements of Income (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Nine months ended December 31, 2010 and 2009

	Nine months ended		Nine months ended
	December 31, 2010		December 31, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥1,301,973	100.0	¥1,003,927	100.0
Cost of sales	946,407	72.7	780,516	77.7
Selling, general and administrative expenses (Note 5)	190,488	14.6	181,204	18.0
Other operating income (expenses), net	(2,331)	(0.2)	(6,110)	(0.6)

Operating income	162,747	12.5	36,097	3.6

Other income (expenses), net	(3,844)		(1,409)
Interest and dividend income	3,012	0.2	5,215	0.5
Interest expense	(4,651)	(0.4)	(7,276)	(0.7)
Other, net (Notes 4, 8 and 10)	(2,205)	(0.2)	652	0.1

Income before income taxes and equity in earnings of affiliated companies	158,903	12.2	34,688	3.5

Income taxes
Current	31,743		24,169
Deferred	23,907		(12,330)

Total	55,650	4.3	11,839	1.2

Income before equity in earnings of affiliated companies	103,253	7.9	22,849	2.3
Equity in earnings of affiliated companies	2,399	0.2	556	0.1

Net income	105,652	8.1	23,405	2.3

Less net income attributable to noncontrolling interests	(5,030)	(0.4)	(5,050)	(0.5)
Net income attributable to Komatsu Ltd.	¥100,622	7.7	¥18,355	1.8

	Yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Net income attributable to Komatsu Ltd. per share (Note 6)
Basic	¥103.97	¥18.96
Diluted	103.91	18.95
Cash dividends per share (Note 12)	26.00	26.00
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Three months ended December 31, 2010 and 2009

	Three months ended		Three months ended
	December 31, 2010		December 31, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥442,210	100.0	¥357,964	100.0
Cost of sales	316,530	71.6	275,434	76.9
Selling, general and administrative expenses (Note 5)	65,738	14.9	61,721	17.2
Other operating income (expenses), net	(1,107)	(0.3)	(4,497)	(1.3)

Operating income	58,835	13.3	16,312	4.6

Other income (expenses), net	(43)		(76)
Interest and dividend income	683	0.2	1,250	0.3
Interest expense	(1,362)	(0.3)	(2,151)	(0.6)
Other, net (Notes 4, 8 and 10)	636	0.1	825	0.2

Income before income taxes and equity in earnings of affiliated companies	58,792	13.3	16,236	4.5

Income taxes
Current	13,857		8,681
Deferred	8,286		(3,485)

Total	22,143	5.0	5,196	1.5

Income before equity in earnings of affiliated companies	36,649	8.3	11,040	3.1
Equity in earnings of affiliated companies	1,201	0.3	515	0.1

Net income	37,850	8.6	11,555	3.2

Less net income attributable to noncontrolling interests	(992)	(0.2)	(1,398)	(0.4)
Net income attributable to Komatsu Ltd.	¥36,858	8.3	¥10,157	2.8

	Yen
	Three months ended	Three months ended
	December 31, 2010	December 31, 2009
Net income attributable to Komatsu Ltd. per share (Note 6)
Basic	¥38.09	¥10.49
Diluted	38.06	10.49
Cash dividends per share (Note 12)	18.00	8.00
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Equity (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Nine months ended December 31, 2010

	Millions of yen
			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling	Total
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799
Cash dividends (Note 12)				(25,178)			(25,178)	(975)	(26,153)
Transfer to retained earnings appropriated for legal reserve			1,260	(1,260)			—		—
Other changes							—	1,910	1,910
Comprehensive income(loss)
Net income				100,622			100,622	5,030	105,652
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments					(56,935)		(56,935)	(3,382)	(60,317)
Net unrealized holding gains (losses) on securities available for sale					274		274	—	274
Pension liability adjustments					418		418	—	418
Net unrealized holding gains (losses) on derivative instruments (Note 8)					723		723	79	802

Comprehensive income (loss)							45,102	1,727	46,829

Issuance and exercise of stock acquisition rights (Note 5)		133					133		133
Purchase of treasury stock						(572)	(572)		(572)
Sales of treasury stock		7				59	66		66

Balance at December 31, 2010	¥67,870	¥140,561	¥33,243	¥798,274	¥(151,154)	¥(35,268)	¥853,526	¥45,486	¥899,012

Nine months ended December 31, 2009

	Millions of yen
			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling	Total
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	equity
Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334
Cash dividends				(25,180)			(25,180)	(1,735)	(26,915)
Transfer to retained earnings appropriated for legal reserve			2,688	(2,688)			—		—
Other changes							—	1,514	1,514
Comprehensive income(loss)
Net income				18,355			18,355	5,050	23,405
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments					(2,018)		(2,018)	1,431	(587)
Net unrealized holding gains (losses) on securities available for sale					1,244		1,244	—	1,244
Pension liability adjustments					2,326		2,326	1	2,327
Net unrealized holding gains (losses) on derivative instruments (Note 8)					640		640	678	1,318

Comprehensive income(loss)							20,547	7,160	27,707

Issuance and exercise of stock acquisition rights (Note 5)		413					413		413
Purchase of treasury stock						(22)	(22)		(22)
Sales of treasury stock		(84)				256	172		172

Balance at December 31, 2009	¥67,870	¥140,421	¥31,160	¥709,709	¥(103,552)	¥(34,737)	¥810,871	¥40,332	¥851,203

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Nine months ended December 31, 2010 and 2009

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Operating activities
Net income	¥105,652	¥23,405
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	66,128	67,752
Deferred income taxes	23,907	(12,330)
Net loss (gain) from sale of investment securities and subsidiaries	(72)	(807)
Net loss (gain) on sale of property	(1,946)	(510)
Loss on disposal of fixed assets	948	1,313
Pension and retirement benefits, net	(4,142)	(1,884)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(48,750)	(28,410)
Decrease (increase) in inventories	(94,511)	86,846
Increase (decrease) in trade payables	78,182	(30,792)
Increase (decrease) in income taxes payable	(126)	(2,721)
Other, net	7,659	13,457

Net cash provided by (used in) operating activities	132,929	115,319

Investing activities
Capital expenditures	(74,383)	(69,103)
Proceeds from sale of property	6,317	11,077
Proceeds from sale of available for sale investment securities	1,843	720
Purchases of available for sale investment securities	(493)	(3,465)
Proceeds from sale of subsidiaries and equity investees, net of cash disposed	—	661
Acquisition of subsidiaries and equity investees, net of cash acquired	758	638
Collection of loan receivables	1,556	10,512
Disbursement of loan receivables	(918)	(1,116)
Decrease (increase) in time deposits	407	(521)

Net cash provided by (used in) investing activities	(64,913)	(50,597)

Financing activities
Proceeds from long-term debt	50,162	104,021
Repayments on long-term debt	(50,392)	(41,069)
Increase (decrease) in short-term debt, net	(10,339)	(70,869)
Repayments of capital lease obligations	(24,034)	(25,876)
Sale (purchase) of treasury stock, net	30	150
Dividends paid	(25,178)	(25,180)
Other, net	121	(1,752)

Net cash provided by (used in) financing activities	(59,630)	(60,575)

Effect of exchange rate change on cash and cash equivalents	(6,462)	(1,219)

Net increase (decrease) in cash and cash equivalents	1,924	2,928
Cash and cash equivalents, beginning of year	82,429	90,563

Cash and cash equivalents, end of period	¥84,353	¥93,491

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Notes to Quarterly Consolidated Financial Statements (Unaudited)
1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies
Basis of Quarterly Financial Statement Presentation
Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.
Summary of Significant Accounting Policies
There is no material change for Summary of Significant Accounting Policies stated in the annual report for the year ended March 31, 2010.

2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the nine months ended December 31, 2010 and 2009 are as follows:

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Additional cash flow information:
Interest paid	¥4,398	¥7,569
Income taxes paid	38,738	6,544
Noncash investing and financing activities:
Capital lease obligations incurred	¥2,147	¥12,663

3. Inventories
At December 31, 2010 and at March 31, 2010, inventories comprised the following:

	Millions of yen
	December 31,	March 31,
	2010	2010
Finished products, including finished parts held for sale	¥292,721	¥254,157
Work in process	123,846	102,096
Materials and supplies	41,538	40,163

Total	¥458,105	¥396,416

4. Investment Securities
Investment securities at December 31, 2010 and at March 31, 2010 primarily consisted of securities available for sale.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at December 31, 2010 and at March 31, 2010 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
December 31, 2010
Investment securities:
Marketable equity securities available for sale	¥23,172	¥22,739	¥39	¥45,872
Other investment securities at cost	11,707

	¥34,879

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
March 31, 2010
Investment securities:
Marketable equity securities available for sale	¥24,988	¥22,235	¥45	¥47,178
Other investment securities at cost	13,289

	¥38,277

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
Proceeds from the sales of investment securities available for sale were ¥1,843 million and ¥720 million for the nine months ended December 31, 2010 and 2009, respectively.
Impairment losses and net realized gains or losses from sale of investment securities available for sale during the nine months ended December 31, 2010 and 2009 amounted to gains of ¥72 million and gains of ¥807 million, respectively. Impairment losses and net realized gains or losses from sale of investment securities available for sale during the three months ended December 31, 2010 and 2009 amounted to gains of ¥162 million and gains of ¥555 million, respectively. Such gains were included in other income (expenses), net in the accompanying consolidated statements of income.
The cost of the investment securities sold was computed based on the average-cost method.

5. Stock Option Plan
The Company has two types of stock option plans for directors and certain employees and certain directors of subsidiaries.
The stock option plans resolved by the Board of Directors’ meetings held in and before June 2010
The right to purchase treasury shares is granted at a predetermined price to directors and certain employees and certain directors of subsidiaries. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.
Based on the resolutions of the shareholders’ meeting on June 22, 2007 and the Board of Directors on July 14, 2009, the Company issued 239 rights of its share acquisition rights to directors during the year ended March 31, 2010. The Company also issued 403 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ended March 31, 2010 based on the resolutions of the shareholders’ meeting on June 24, 2009 and the Board of Directors on July 14, 2009. The options vest 100% on each of the grant dates and are exercisable from September 1, 2010.
The stock option plans resolved by the Board of Directors’ meetings held in July 2010
The right to purchase treasury shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.
Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2010, the Company issued 210 rights of its share acquisition rights to directors and 558 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2011. The options vest 100% on each of the grant dates and are exercisable from August 2, 2013.
Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the nine months ended December 31, 2010 and 2009 were ¥137 million and ¥413 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the nine months ended December 31, 2010 and 2009 were ¥82 million and ¥246 million, respectively. Compensation expenses during the three months ended December 31, 2010 and 2009 were ¥82 million and ¥310 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the three months ended December 31, 2010 and 2009 were ¥49 million and ¥184 million, respectively.

6. Net Income Attributable to Komatsu Ltd. per Share
A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Net income attributable to Komatsu Ltd.	¥100,622	¥18,355

	Number of shares
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Weighted average common shares outstanding, less treasury stock	967,788,140	968,000,628
Dilutive effect of:
Stock options	595,770	414,917

Weighted average diluted common shares outstanding	968,383,910	968,415,545

	Yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Net income attributable to Komatsu Ltd.:
Basic	¥103.97	¥18.96
Diluted	¥103.91	¥18.95

	Millions of yen
	Three months ended	Three months ended
	December 31, 2010	December 31, 2009
Net income attributable to Komatsu Ltd.	¥36,858	¥10,157

	Number of shares
	Three months ended	Three months ended
	December 31, 2010	December 31, 2009
Weighted average common shares outstanding, less treasury stock	967,776,292	968,046,436
Dilutive effect of:
Stock options	765,084	483,967

Weighted average diluted common shares outstanding	968,541,376	968,530,403

	Yen
	Three months ended	Three months ended
	December 31, 2010	December 31, 2009
Net income attributable to Komatsu Ltd.:
Basic	¥38.09	¥10.49
Diluted	¥38.06	¥10.49

7. Contingent Liabilities
At December 31, 2010 and at March 31, 2010, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥4,840 million and ¥9,850 million, respectively.
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.
For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 10 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥88,723 million and ¥88,379 million at December 31, 2010 and at March 31, 2010, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at December 31, 2010 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.
Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

8. Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at December 31, 2010 and at March 31, 2010 are as follows:

	Millions of yen
	December 31,	March 31,
	2010	2010
Forwards and options:
Sale of foreign currencies	¥81,391	¥40,209
Purchase of foreign currencies	73,748	48,809
Option contracts (purchased)	204	949
Interest rate swaps, cross-currency swaps and interest rate cap agreements	163,080	184,487
Fair values of derivative instruments at December 31, 2010 and at March 31, 2010 on the consolidated balance sheets are as follows:

	Millions of yen
	December 31, 2010
Derivative instruments	Derivative Assets		Derivative Liabilities
designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and		Deferred income taxes and
	other current assets	¥1,435	other current liabilities	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	211	Deferred income taxes and other current liabilities	454
	Deferred income taxes and		Deferred income taxes and
	other assets	—	other liabilities	—

Total		¥1,646		¥454

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and		Deferred income taxes and
	other current assets	¥641	other current liabilities	¥2,033
	Deferred income taxes and		Deferred income taxes and
	other assets	124	other liabilities	5
Option contracts	Deferred income taxes and		Deferred income taxes and
	other current assets	5	other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	4,920	Deferred income taxes and other current liabilities	452
	Deferred income taxes and		Deferred income taxes and
	other assets	10,232	other liabilities	276

Total		¥15,922		¥2,766

Total Derivative Instruments		¥17,568		¥3,220

	Millions of yen
	March 31, 2010
Derivative instruments	Derivative Assets		Derivative Liabilities
designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥73	Deferred income taxes and other current liabilities	¥830
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	354	Deferred income taxes and other current liabilities	734
	Deferred income taxes and other assets	99	Deferred income taxes and other liabilities	—

Total		¥526		¥1,564

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥90	Deferred income taxes and other current liabilities	¥1,248
Option contracts	Deferred income taxes and other current assets	18	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,730	Deferred income taxes and other current liabilities	915
	Deferred income taxes and other assets	6,989	Deferred income taxes and other liabilities	901

Total		¥8,827		¥3,064

Total Derivative Instruments		¥9,353		¥4,628

The effects of derivative instruments on the consolidated statements of income for the nine months ended December 31, 2010 and 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

Millions of yen
Nine months ended
December 31, 2010
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥—	Other income (expenses), net: Other, net	¥—

Total		¥—		¥—

Millions of yen
Nine months ended
December 31, 2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥2,271	Other income (expenses), net: Other, net	¥(494)

Total		¥2,271		¥(494)

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Nine months ended
	December 31, 2010
				Ineffective portion and amount excluded from
	Effective portion			effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥8,450	Other income (expenses), net: Other, net	¥7,454	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	170	Other income (expenses), net: Other, net	—	—	—

Total	¥8,620		¥7,454		¥—

	Millions of yen
	Nine months ended
	December 31, 2009
				Ineffective portion and amount excluded from
	Effective portion			effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥315	Other income (expenses), net: Other, net	¥373	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	181	Other income (expenses), net: Other, net	90	—	—

Total	¥496		¥463		¥—

*	OCI stands for Other comprehensive income (loss).
Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Nine months ended
	December 31, 2010
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥344
Option contracts	Other income (expenses), net: Other, net	(11)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(373)
	Other income (expenses), net: Other, net	6,879

Total		¥6,839

	Millions of yen
	Nine months ended
	December 31, 2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥691
Option contracts	Other income (expenses), net: Other, net	(3)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(417)
	Other income (expenses), net: Other, net	1,587

Total		¥1,858

The effects of derivative instruments on the consolidated statements of income for the three months ended December 31, 2010 and 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

Millions of yen
Three months ended
December 31, 2010
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥—	Other income (expenses), net: Other, net	¥—

Total		¥—		¥—

Millions of yen
Three months ended
December 31, 2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥(278)	Other income (expenses), net: Other, net	¥663

Total		¥(278)		¥663

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended
	December 31, 2010
				Ineffective portion and amount excluded from
	Effective portion			effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥2,444	Other income (expenses), net: Other, net	¥2,551	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	167	Other income (expenses), net: Other, net	—	—	—

Total	¥2,611		¥2,551		¥—

	Millions of yen
	Three months ended
	December 31, 2009
				Ineffective portion and amount excluded from
	Effective portion			effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥(541)	Other income (expenses), net: Other, net	¥(312)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(3)	Other income (expenses), net: Other, net	(1)	—	—

Total	¥(544)		¥(313)		¥—

*	OCI stands for Other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended
	December 31, 2010
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(280)
Option contracts	Other income (expenses), net: Other, net	(2)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(105)
	Other income (expenses), net: Other, net	1,095

Total		¥708

	Millions of yen
	Three months ended
	December 31, 2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(106)
Option contracts	Other income (expenses), net: Other, net	(3)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(174)
	Other income (expenses), net: Other, net	(2,384)

Total		¥(2,667)

9. The Fair Value of Financial Instruments
(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payables, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.
(2)	Investment Securities, Marketable Equity Securities
The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.
(3)	Long-Term Trade Receivables, Including Current Portion
The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.
(4)	Long-Term Debt, Including Current Portion
The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.
(5)	Derivatives
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swaps agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at December 31, 2010 and at March 31, 2010, are summarized as follows:

	Millions of yen
	December 31, 2010		March 31, 2010
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥45,872	¥45,872	¥47,178	¥47,178
Long-term debt, including current portion	429,456	426,347	462,941	460,916
Derivatives:
Forwards and options
Assets	2,205	2,205	181	181
Liabilities	2,038	2,038	2,078	2,078
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	15,363	15,363	9,172	9,172
Liabilities	1,182	1,182	2,550	2,550
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

10.	Fair value measurements
Financial Accounting Standards Board Accounting Standard Codification TM (“ASC”) 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:
Level 1 —	Quoted prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 —	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis
The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 and at March 31, 2010 are as follows:

	Millions of yen
December 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥26,908	¥—	¥—	¥26,908
Financial service industry	17,080	—	—	17,080
Other	1,884	—	—	1,884
Derivatives
Forward contracts	—	2,200	—	2,200
Option contracts	—	5	—	5
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	15,363	—	15,363
Other	—	—	9	9

Total	¥45,872	¥17,568	¥9	¥63,449

Liabilities
Derivatives
Forward contracts	¥—	¥2,038	¥—	¥2,038
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,182	—	1,182
Other	—	33,498	829	34,327

Total	¥—	¥36,718	¥829	¥37,547

	Millions of yen
March 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥26,147	¥—	¥—	¥26,147
Financial service industry	18,935	—	—	18,935
Other	2,096	—	—	2,096
Derivatives
Forward contracts	—	163	—	163
Option contracts	—	18	—	18
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	9,172	—	9,172

Total	¥47,178	¥9,353	¥—	¥56,531

Liabilities
Derivatives
Forward contracts	¥—	¥2,078	¥—	¥2,078
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	2,550	—	2,550
Other	—	22,839	2,280	25,119

Total	¥—	¥27,467	¥2,280	¥29,747

Investment securities available for sale
Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.
Derivatives
Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.
Other
Other primarily represents loans which are measured at fair value and the retained interests in securitizations of accounts receivables. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty. The fair value of retained interest in securitizations of accounts receivables is based on a valuation model using the present value of expected future cash flows using discount, prepayment and loss rates based on current market conditions and the historical performance of comparable receivables and is classified in Level 3 in the fair value hierarchy.
The following table summarizes information about changes of Level 3 for the nine months ended December 31, 2010 and 2009.

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Balance, beginning of year	¥(2,280)	¥919
Total gains or losses (realized / unrealized)	236	911
Included in earnings	20	948
Included in other comprehensive income (loss)	216	(37)
Purchases, issuances and settlements	1,224	(2,574)

Balance, end of period	¥(820)	¥(744)

The amounts of unrealized gains on classified in Level 3 assets and liabilities recognized in earnings for the nine months ended December 31, 2010 and 2009 related to assets and liabilities still held at December 31, 2010 and 2009 were gains of ¥20 million and ¥948 million, respectively. These gains were reported in other income (expenses), net of the consolidated statements of income.

The following table summarizes information about changes of Level 3 for the three months ended December 31, 2010 and 2009.

	Millions of yen
	Three months ended	Three months ended
	December 31, 2010	December 31, 2009
Balance, beginning of period	¥(1,444)	¥(558)
Total gains or losses (realized / unrealized)	(33)	(245)
Included in earnings	(55)	(212)
Included in other comprehensive income (loss)	22	(33)
Purchases, issuances and settlements	657	59

Balance, end of period	¥(820)	¥(744)

The amounts of unrealized gains (losses) on classified in Level 3 assets and liabilities recognized in earnings for the three months ended December 31, 2010 and 2009 related to assets and liabilities still held at December 31, 2010 and 2009 were losses of ¥55 million and gains of ¥1,534 million, respectively. These gains and losses were reported in other income (expenses), net of the consolidated statements of income.
Assets and liabilities that are measured at fair value on a non-recurring basis
During nine months ended December 31, 2010, assets and liabilities that were measured at fair value on a non-recurring basis were not material.
During nine months ended December 31, 2009, there were no assets and liabilities that were measured at fair value on a non-recurring basis.

11. Committed Credit Lines
Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥43,018 million and ¥50,082 million, respectively, at December 31, 2010 and at March 31, 2010 with financial institutions to secure liquidity. At December 31, 2010 and at March 31, 2010, ¥18,966 million and ¥23,741 million, respectively, were available to be used under such credit line agreements.

12. Dividends
Payment amount of dividends

		Aggregate amount		Dividend
		of dividends	Resource of	per share
Resolution	Type of stock	(Millions of yen)	dividends	(Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 23, 2010	Common stock	7,748	Retained earnings	8	March 31, 2010	June 24, 2010
Board of Directors meeting held on October 28, 2010	Common stock	17,429	Retained earnings	18	September 30, 2010	November 26, 2010

Note :	The amount is rounded down to nearest million yen.

13. Business Segment Information
Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.
Segment profit is determined by Management in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.
Operating segments:

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Net sales:
Construction, Mining and Utility Equipment—

Customers	¥1,146,921	¥886,487
Intersegment	1,614	2,040

Total	1,148,535	888,527

Industrial Machinery and Others—

Customers	155,052	117,440
Intersegment	7,740	11,276

Total	162,792	128,716
Elimination	(9,354)	(13,316)

Consolidated	¥1,301,973	¥1,003,927

Segment profit:

Construction, Mining and Utility Equipment	¥156,379	¥44,131
Industrial Machinery and Others	13,403	2,273

Total	169,782	46,404
Corporate expenses and elimination	(4,704)	(4,197)

Consolidated segment profit	165,078	42,207
Other operating income (expenses), net	(2,331)	(6,110)
Operating income	162,747	36,097
Interest and dividend income	3,012	5,215
Interest expense	(4,651)	(7,276)
Other, net	(2,205)	652

Consolidated income before income taxes and equity in earnings of affiliated companies	¥158,903	¥34,688

	Millions of yen
	Three months ended	Three months ended
	December 31, 2010	December 31, 2009
Net sales:

Construction, Mining and Utility Equipment—

Customers	¥383,276	¥316,882
Intersegment	623	623

Total	383,899	317,505

Industrial Machinery and Others—

Customers	58,934	41,082
Intersegment	2,309	2,945

Total	61,243	44,027
Elimination	(2,932)	(3,568)

Consolidated	¥442,210	¥357,964

Segment profit(loss):

Construction, Mining and Utility Equipment	¥54,077	¥23,344
Industrial Machinery and Others	7,270	(1,397)

Total	61,347	21,947
Corporate expenses and elimination	(1,405)	(1,138)

Consolidated segment profit	59,942	20,809
Other operating income (expenses), net	(1,107)	(4,497)
Operating income	58,835	16,312
Interest and dividend income	683	1,250
Interest expense	(1,362)	(2,151)
Other, net	636	825

Consolidated income before income taxes and equity in earnings of affiliated companies	¥58,792	¥16,236

Business categories and principal products and services included in each operating segment are as follows:
a.	Construction, Mining and Utility Equipment:
Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics
b.	Industrial Machinery and Others:
Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others
Transfers between segments are made at estimated arm’s-length prices.

Geographic information:
Net sales to customers recognized by sales destination are as follows:

	Millions of Yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Net sales to customers:
Japan	¥256,680	¥238,033
The Americas	289,839	232,725
Europe and CIS	114,065	92,826
China	282,145	178,606
Asia* and Oceania	285,059	201,802
Middle East and Africa	74,185	59,935

Consolidated net sales	¥1,301,973	¥1,003,927

	Millions of Yen
	Three months ended	Three months ended
	December 31, 2010	December 31, 2009
Net sales to customers:
Japan	¥93,561	¥87,301
The Americas	93,252	80,400
Europe and CIS	41,927	30,604
China	96,018	60,867
Asia* and Oceania	92,873	78,018
Middle East and Africa	24,579	20,774

Consolidated net sales	¥442,210	¥357,964

*	Excluding Japan and China
Net sales to customers recognized by geographic origin are as follows:

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2009
Net sales to customers:
Japan	¥460,871	¥356,775
U.S.A.	284,200	221,805
Europe and CIS	123,411	104,828
China	218,463	152,851
Others	215,028	167,668

Consolidated net sales	¥1,301,973	¥1,003,927

	Millions of yen
	Three months ended	Three months ended
	December 31, 2010	December 31, 2009
Net sales to customers:
Japan	¥163,952	¥131,348
U.S.A.	92,550	76,253
Europe and CIS	43,352	35,366
China	70,939	55,894
Others	71,417	59,103

Consolidated net sales	¥442,210	¥357,964

From the current fiscal year, Komatsu divided net sales to customers in China from net sales to customers in Others. Net sales to customers recognized by geographic origin for the nine months and three months ended December 31, 2009 have been reclassified according to the presentation for the nine months and three months ended December 31, 2010.
No individual country within Europe and CIS or Others had a material impact on net sales.
No single major external customer had a material impact on net sales.

14. Subsequent Event
There was no significant subsequent event to be disclosed.